SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

COMCAST CORPORATION

(Mark one):
(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 000-50093

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST-SPECTACOR 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices:

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Financial Statements and Reports of Independent Registered Public Accounting Firms

Comcast-Spectacor 401(k) Plan

December 31, 2004 and 2003

COMCAST-SPECTACOR 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comcast-Spectacor 401(k) Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast-Spectacor 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP
Philadelphia, PA
June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comcast-Spectacor 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Comcast-Spectacor 401(k) Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management.

We conducted our audit of the financial statements as of and for the year ended December 31, 2003, in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
June 11, 2004

Comcast-Spectacor 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003

ASSETS

Investments at fair value	$19,887,520	$16,037,803
Participant loans	373,292	284,370

NET ASSETS AVAILABLE FOR BENEFITS	$20,260,812	$16,322,173

Comcast-Spectacor 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,

2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$1,383,793
Dividends and interest	381,125

1,764,918

Contributions
Participants	2,431,331
Employer	1,459,849
Rollover	268,263
4,159,443

Total additions	5,924,361

Deductions from net assets attributed to:
Benefits paid to participants	815,799
Rollovers to affiliated entity plan (Note A)	1,109,142
Administrative expenses	60,781

Total deductions	1,985,722

NET INCREASE	3,938,639

Net assets available for benefits:
Beginning of year	16,322,173

End of year	$20,260,812

Comcast-Spectacor 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Comcast-Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan’s provisions.

1. General

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers “eligible employees,” as defined in the Plan document, who have completed one year of eligibility service (as defined in the Plan document) and have attained age 21. Effective January 1, 1994, a 401(k) feature was added to the Plan and the name was changed from the Spectacor Retirement Plan to the Spectacor Retirement and Savings Plan. Effective January 1, 1997, the name was changed to the Comcast-Spectacor 401(k) Plan. The following entities participate in the Plan, referred to collectively as “the Company”:

•  Comcast-Spectacor Limited Partnership (Plan Sponsor)
•  Comcast-Spectacor Limited Partnership Baysox Club, LLC
•  Comcast-Spectacor Limited Partnership Keys Club, LLC
•  Comcast-Spectacor Limited Partnership Shorebirds Club, LLC
•  Spectrum Arena Limited Partnership
•  Philadelphia Flyers Limited Partnership
•  Philadelphia 76ers Limited Partnership
•  Philadelphia Phantoms Limited Partnership
•  Comcast Spectacor Foundation
•  Flyers Skate Zone Limited Partnership
•  Global Spectrum Limited Partnership
•  Spectacor, Inc.
•  Patron Solutions Limited Liability Partnership
•  FPS Rinks Limited Partnership

The Trustee and Record-keeper for the Plan is Smith Barney Corporate Trust Company and CitiStreet Associates, LLC, respectively.

2. Contributions and Related Party Transactions

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to Internal Revenue Service (IRS) regulations. Through December 31, 2004, the Company contributes to the Plan an amount equal to 100% of the first 3% of eligible compensation contributed by the participants and 50% of the next 4% of eligible compensation contributed by the participants (see Note F). The Plan also provides for discretionary profit sharing contributions.

On June 30 and July 1, 2004, certain participant accounts of the Plan were transferred into the Comcast Corporation Retirement-Investment Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits in "Rollovers to affiliated entity plan" and approximated $1.1 million.

(Continued)

Comcast-Spectacor 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN - Continued

3. Participant Accounts

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

4. Vesting

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service (see Note F). Additionally, vesting can be accelerated under certain other conditions defined in the Plan document. All forfeited amounts may be applied to Plan expenses including legal, consulting, education materials, etc. or to reduce Company contributions.

In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

5. Payment of Benefits

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not specifically provided for under the Plan.

6. Loans to Participants

Smith Barney Corporate Trust Company (the Trustee) may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7. Income Tax Status

The IRS issued a determination letter to the Plan, dated April 29, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(Continued)

Comcast-Spectacor 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of Investments and Income Recognition

Plan assets are stated at fair value. The fair value of mutual funds is determined by quoted market price. The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Participant loans are stated at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below.

FAIR VALUE OF INVESTMENTS

	December 31,
	2004	2003
Investments at fair value

Comcast Common Stock	$3,390,945	$3,443,585
Smith Barney Money Market - Government Portfolio	1,181,773	1,445,111
EuroPacific Growth Fund - F Share	1,495,189	1,000,756
Washington Mutual Investors Fund - F Share	3,154,137	2,142,975
The Growth Fund of America - F Share	3,139,443	2,107,787
Baron Growth Fund	1,048,055	873,951
Janus Balanced Fund	1,359,815	1,214,204
Strong Government Securities Fund	1,386,667	1,016,613
Royce Total Return Fund	1,400,938	1,061,822

(Continued)

Comcast-Spectacor 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONCLUDED

December 31, 2004 and 2003

NOTE C - INVESTMENTS - Continued

During 2004, the Plan’s investments appreciated in value as follows:

NET CHANGE IN FAIR VALUE

Year ended
December 31,
2004

Common Stock	$34,775
Mutual Funds	1,349,018

$1,383,793

NOTE D - TRUST AGREEMENT

Comcast-Spectacor, L.P., as Plan Sponsor, entered into a trust agreement with Smith Barney Corporate Trust Company (Trustee), a party-in-interest. Under the terms of this agreement, the Trustee will hold, invest and reinvest the funds. Comcast-Spectacor, L.P. has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, each entity that constitutes the Company has the right under the Plan to discontinue its contributions and to terminate the Plan with the respect to its employees. Additionally, Comcast-Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - PLAN AMENDMENTS

On January 1, 2005, the Plan was amended to revise the Company matching contribution formula to provide a non-discretionary safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is calculated as an amount equal to 100% of the first 4% and 50% of the next 2% of the participant’s compensation that has been contributed as a salary deferral for the Plan year. This safe-harbor matching contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year. Additionally, a participant shall have a fully (100%) vested and nonforfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original arrangement.

Comcast-Spectacor 401(k) Plan

EIN 23-2303756
Plan No. 004

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	rate of interest, collateral,
(a)	or similar party	par, or maturity value	(e) Current value

*	Smith Barney
	participant loans receivable	Interest rates from 5.75%-10.50%;	$373,292
		maturities from 2005-2034
	EuroPacific Growth Fund - F Share	Mutual fund	1,495,189
	Washington Mutual Investors Fund - F Share	Mutual fund	3,154,137
	The Growth Fund of America - F Share	Mutual fund	3,139,443
*	Comcast Common Stock	Common Stock	3,390,945
	Baron Growth Fund	Mutual fund	1,048,055
	Cohen and Steers Realty Shares	Mutual fund	353,876
	Dreyfus Appreciation Fund	Mutual fund	147,457
	Dreyfus US Treasury Long Term Fund	Mutual fund	317,245
	Dreyfus Premier Emerging Markets Fund	Mutual fund	767,510
	ING GNMA Income Fund	Mutual fund	252,038
	Janus Balanced Fund	Mutual fund	1,359,815
	Strong Government Securities Fund	Mutual fund	1,386,667
	Royce Total Return Fund	Mutual fund	1,400,938
*	Smith Barney Money Market - Government Portfolio	Mutual fund	1,181,773
	T Rowe Price International Bond Advisor	Mutual fund	148,425
	Navellier Mid Cap Growth	Mutual fund	344,007

			$20,260,812

	* Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 24, 2005, relating to the statement of net assets available for benefits as of December 31, 2004, the related statement of changes in net assets available for benefits for the year then ended and the related supplemental information of Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Comcast-Spectacor 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA
June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 11, 2004, accompanying the financial statements of Comcast-Spectacor 401(k) Plan on Form 11-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statement of Comcast Corporation on Form S-8 (File No. 333-101295, effective 11/19/02).

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 27, 2005

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST-SPECTACOR
401(k) PLAN

By: Comcast Corporation

June 29, 2005	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting
Officer and Controller